July 6, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re: Vir Biotechnology, Inc. Registration Statement on Form S-1 Filed July 6, 2020

File No. 333-239689

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the several underwriters, hereby join in the request of Vir Biotechnology, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on July 7, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representative of the several underwriters, wish to advise you that as of the date of this letter, no copies of the Company’s Preliminary Prospectus dated July 6, 2020 have been distributed to prospective underwriters, dealers, institutional investors and others in connection with the above-named Registration Statement.

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC

Acting on behalf of itself and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director